Exhibit 99.1

Taseko Announces Pricing for US$250 Million Senior Secured Notes Due 2022

June 7, 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko”) today announced that it has priced its previously announced offering of US$250 million aggregate principal amount of Senior Secured Notes due 2022 (the “Notes”). Interest on the Notes will accrue at an annual rate of 8.750%, payable semi-annually, and the Notes will be issued at 99% of their principal amount. The Notes will be guaranteed by each of Taseko’s existing and future restricted subsidiaries, other than certain immaterial subsidiaries. The Notes will be secured by first priority liens on the shares of Taseko’s wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary’s rights under the joint venture agreement relating to the Gibraltar mine. The offering is expected to close on June 14, 2017, subject to customary closing conditions.

Taseko intends to use the net proceeds from this offering, together with cash on hand, to redeem its outstanding 7.75% Senior Notes due 2019 (the “Existing Notes”) (including accrued interest), to prepay its secured loan facility (including accrued interest and prepayment costs) and to cancel a copper call option held by the secured loan facility lender.

The Notes will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. The Notes will not be qualified by a prospectus in Canada. Unless they are registered or qualified by a prospectus, the Notes may be offered and sold, only in transactions that are exempt from registration requirements and from prospectus qualification under Canadian securities laws. In the United States, the Notes will be offered and sold, only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States, to non-U.S. persons in compliance with Regulation S under the Securities Act.

This press release is neither an offer to sell nor the solicitation of an offer to buy the Notes, the Existing Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes, the Existing Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release does not constitute a notice of redemption with respect to the Existing Notes.

For further information on Taseko, investors should review Taseko’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533